FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004
Commission File Number __________________________________________

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]            No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

By: Fabrizio Nari (Signature)*

Date 7 July 2004
* Print the name and title of the signing officer under his signature.

Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING PRESENTS ITS OFFER FOR THE ACQUISITION OF THE MAJORITY SHARE OF APRILIA

        Bologna, Italy, July 7, 2004 - Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, has presented today an offer for the acquisition of the majority share of the Aprilia Group.

        This offer intends to solve the recent financial crisis of Aprilia in order to re-establish its role as a leader, built up over years of hard work and successes in the two-wheel market.

        This operation is based on the wish to promote the Italian two-wheel industry consolidation. This new group, first of its kind in Europe, would be able to compete successfully at a global level, thanks to the strengths and peculiarities of each single brand, scale economies and the technological excellence resulting from the combination of each company’s competencies.

        “Ours is a long-term industrial project,” said Federico Minoli, Ducati Chairman and CEO. “We are not financial investors. We are moved by passion and we are dedicated to the success of Italian bikes worldwide. We are conscious that this success depends on respecting and enhancing the different identities of each single brand, each one directly linked with its products, its history and its territory, where manufacturing sites have to be kept. Technological competencies, the real asset of each company, could be better used in an integrated and coherent development plan that avoids duplication, and that concentrates its investment efforts on technology and innovation. All together these companies will have a great market penetration force, in particular abroad, realizing in the meantime important synergies in sales structures and distribution channels, as well as in purchasing and administrative structures. Our Ducati turn-around experience leaves us confident of the possibility of success and conscious of the responsabilities we are assuming versus an industry sector that has always proudly brought the Italian geniality and passion for the two-wheel industry to the world.”

        Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won twelve of the last fourteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

        This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:
Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com